Tiger Renewable Energy Ltd.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar

April 4, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Renewable Energy Ltd.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1 (File No. 333-149959)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) Tiger Renewable Energy Ltd. (formally known as Tiger Ethanol International Inc., and referred to herein as the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-149959) to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Commission on March 28, 2008.

The Company has determined, because of an EDGAR coding error in connection with the filing of the Registration Statement, to withdraw and to re-file the Registration Statement at a later date. The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please do not hesitate to contact our counsel, Travis L. Gering, Esq. of Wuersch & Gering LLP at (212) 509-4723 if you have any questions or comments in regard to this letter or the request contained herein. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:	Travis L. Gering, Esq. - Wuersch & Gering LLP